Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Tidewater and GulfMark Announce Filing of Definitive Proxy Statement

Transaction Expected to Close on or about november 15, 2018

HOUSTON // October 17, 2018 – Tidewater Inc. (NYSE: TDW) (“Tidewater”) and GulfMark Offshore, Inc. (NYSE: GLF) (“GulfMark”) announced today the filing of the joint definitive proxy statement and prospectus with the U.S. Securities and Exchange Commission (the “SEC”) regarding the pending business combination pursuant to which Tidewater has agreed to acquire all of GulfMark's outstanding shares in a stock for stock exchange. Both companies’ Boards of Directors continue to unanimously recommend that stockholders vote “FOR” the associated proposals to effect the business combination as presented in the joint definitive proxy statement and prospectus.

Under the terms of the all-stock agreement, GulfMark stockholders will receive 1.100 shares of Tidewater common stock for each share of GulfMark common stock held by them. Each GulfMark noteholder warrant will be automatically converted into the right to receive 1.100 Tidewater shares, subject to Jones Act restrictions on maximum ownership of shares by non-U.S. citizens. Collectively, these GulfMark stockholders will beneficially own 27% of the combined company after completion of the combination, or 26% on a fully-diluted basis.

A special meeting of GulfMark stockholders (the “GulfMark Special Meeting”) has been scheduled for Thursday, November 15, 2018 at 9:00 a.m. Eastern Time at the law offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166 to adopt the previously announced Agreement and Plan of Merger, dated July 15, 2018, by and between Tidewater and GulfMark and related proposals. All stockholders of record of GulfMark common stock as of the close of business on October 12, 2018 will be entitled to receive notice of the GulfMark Special Meeting and to vote the GulfMark common stock, either in person or by proxy, at the GulfMark Special Meeting.

A special meeting of Tidewater stockholders (the “Tidewater Special Meeting”) has been scheduled for Thursday, November 15, 2018 at 9:00 a.m. Central Time at the law offices of Weil, Gotshal & Manges LLP, 700 Louisiana Street, Suite 1700, Houston Texas, 77002 to approve the issuance of Tidewater common stock in connection with the business combination and related proposals. All stockholders of record of Tidewater common stock as of the close of business on October 10, 2018 will be entitled to receive notice of the Tidewater Special Meeting and to vote the Tidewater common stock, either in person or by proxy, at the Tidewater Special Meeting.

Tidewater and GulfMark each urge their stockholders to submit their proxies as promptly as possible, either by telephone, via the internet or by marking, signing and dating the applicable proxy card that will be provided to Tidewater and GulfMark stockholders along with the joint proxy statement and prospectus. The joint proxy statement and prospectus for the special meetings are first being mailed to Tidewater and GulfMark stockholders on or about October 17, 2018.

Subject to approval of both the Tidewater and GulfMark stockholders and other customary closing conditions, the parties expect to close the transaction on or about November 15, 2018.

About Tidewater

Tidewater owns and operates one of the largest fleets of Offshore Support Vessels in the industry, with over 60 years of experience supporting offshore energy exploration and production activities worldwide.

About GulfMark

GulfMark provides marine transportation services to the energy industry through a fleet of offshore support vessels serving every major offshore energy industry market in the world.

Contacts:

Tidewater Inc.

Quinn P. Fanning, Chief Financial Officer, +1-713-470-5231

Jason Stanley, Director, Investor Relations, +1-713-470-5292

GulfMark Offshore, Inc.

Sam Rubio, Chief Financial Officer, +1-713-963-9522

Kelly Sullivan / Jamie Moser, Joele Frank, Wilkinson Brimmer Katcher, +1-212-355-4449

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater and GulfMark note that certain statements set forth in this presentation provide other than historical information and are forward looking. The unfolding of future economic or business developments may happen in a way not as anticipated or projected by Tidewater and GulfMark and may involve numerous risks and uncertainties that may cause Tidewater’s and GulfMark’s actual achievement of any forecasted results to be materially different from that stated or implied in the forward-looking statement. Among those risks and uncertainties, many of which are beyond the control of Tidewater or GulfMark, include, without limitation, the proposed transaction between Tidewater and GulfMark (the “Transaction”) and the anticipated synergies with respect to the combination of Tidewater and GulfMark; fluctuations in worldwide energy demand and oil and gas prices; fleet additions by competitors and industry overcapacity; customer actions including changes in capital spending for offshore exploration, development and production and changes in demands for different vessel specifications; acts of terrorism and piracy; the impact of potential information technology, cybersecurity or data security breaches; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, especially in higher political risk countries where we operate; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in law, economic and global financial market conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and foreign currency exchange rate volatility, commodity and equity prices and the value of financial assets; and enforcement of laws related to the environment, labor and foreign corrupt practices. Readers should consider all of these risk factors, other factors that are described in “Forward-Looking Statements,” as well as other information contained in Tidewater’s and GulfMark’s form 10-K’s and 10-Q’s.

Although Tidewater and GulfMark believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.  These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Transaction in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Transaction and approval by either company’s stockholders; the possibility of litigation (including related to the transaction itself); Tidewater’s and GulfMark’s ability to successfully integrate their operations, technology and employees and realize synergies from the Transaction; unknown, underestimated or undisclosed commitments or liabilities; the conditions in the oil and natural gas industry, including a decline in, or the substantial volatility of, oil or natural gas prices, and changes in the combined companies’ customer requirements; the level of demand for the combined companies’ products and services.  Neither Tidewater nor GulfMark undertakes any obligation to update any forward-looking statements or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that either Tidewater or GulfMark becomes aware of, after the date of this communication.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater and GulfMark have filed with the SEC a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on October 16, 2018.  INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Tidewater and GulfMark. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

The Company, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction.  Information about the Company’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018.  Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018.  These documents are available free of charge at the SEC’s web site at www.sec.gov, from the Company by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, Attn: Investor Relations, or by going to our Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction are included in the Joint Proxy Statement/Prospectus that has been filed by the Company with the SEC.